Exhibit 3.1.5

ARTICLES OF AMENDMENT
OF
PARAGON COMMERCIAL CORPORATION

Pursuant to Section 55-10-06 of the North Carolina General Statutes, the undersigned corporation hereby submits these articles of amendment for the purpose of amending its articles of incorporation:

1.	The name of the corporation is Paragon Commercial Corporation.

2.	The articles of incorporation are hereby amended by deleting Article II thereof in its entirety and replacing such text with the following new Article II:

ARTICLE II

The authorized capital stock of the Corporation shall consist of the following:

(a)      Common Stock. The aggregate number of shares of common stock which the Corporation shall have authority to issue is 20,000,000, with a par value of $0.008 per share. Each record holder of common stock shall be entitled to one vote for each share held. Holders of common stock shall have no cumulative voting rights in any election of directors of the Corporation. All shares of common stock are entitled to share equally in dividends from legally available funds, when and if declared by the Corporation’s Board of Directors, and in the assets available to shareholders upon liquidation of the Corporation, subject in each case to any liquidation or dividend preference applicable to any other class of securities issued by the Corporation.

Effective upon filing of these articles of amendment, each outstanding share of common stock shall automatically be converted and reconstituted into 125 shares of common stock, each with a par value of $0.008 per share (the “Stock Split”). No fractional interest resulting from the Stock Split shall be issued, and if such fractional share results, the number of shares to be issued to any such shareholder in connection with the Stock Split will be rounded down to the nearest share. All numbers of shares, and all amounts stated on a per share basis contained in these articles of amendment are stated after giving effect to such Stock Split and no further adjustment shall be made as a consequence of such Stock Split.

(b)      Preferred Stock. The aggregate number of shares of preferred stock which the Corporation shall have authority to issue is 1,000,000, with no par value per share. The preferences, limitations, and relative rights of shares of preferred stock shall be designated by the Board of Directors and may be issued in one or more series.

3. The amendment was duly adopted by the Board of Directors of the corporation on June 16, 2014, pursuant to Section 55-10-02(4)(a) of the North Carolina General Statutes. In accordance with Section 55-10-02(4)(a) of the North Carolina General Statutes, shareholder approval is not required for this amendment.

4. These articles will become effective at 12:01 a.m. Eastern Time on June 23, 2014.

[Signature on following page]

This the 16th day of June, 2014.

PARAGON COMMERCIAL CORPORATION

By:	/s/ Robert C. Hatley
Robert C. Hatley
President and Chief Executive Officer

[Signature page to articles of amendment]